Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Arizona (the "Trust") was held on October 29, 2004. The holders of shares representing 80% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee			For			Withheld

		Lacy B. Herrmann		31,385,530		559,109
		Ernest Calderon		31,711,702		232,937
		Arthur K. Carlson		31,687,996		256,643
		Thomas W. Courtney	31,684,080		260,559
		William L. Ensign		31,686,005		258,634
		Grady Gammage, Jr.	31,712,388		232,251
		Diana P. Herrmann		31,379,187		565,452
		John C. Lucking		31,694,319		250,320
		Anne J. Mills		31,708,429		236,210


2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For				Against		Abstain

		31,427,416			197,237		319,986